UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Catalyst Biosciences, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

14888D208

(CUSIP Number)

Michael Torok

68 Mazzeo Drive

Randolph, Massachusetts 02368

Travis J. Wofford

Baker Botts L.L.P.

910 Louisiana Street

Houston, Texas 77002

Tel: (713) 229-1234

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 31, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 14888D208
1.	Names of Reporting Persons JEC II Associates, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,550,000
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,550,000
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,550,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.9%*
14.	Type of Reporting Person (See Instructions) OO

(*)	All percentages calculated in this Schedule 13D are based upon an aggregate 31,477,053 shares of common stock outstanding as of July 15, 2022, as reported by the Issuer in its Definitive Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission on July 19, 2022.

CUSIP No. 14888D208
1.	Names of Reporting Persons The Heidi S. Shippell-Heiland 2008 Irrevocable Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 250,000
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 250,000
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 250,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.8%*
14.	Type of Reporting Person (See Instructions) OO

(*)	All percentages calculated in this Schedule 13D are based upon an aggregate 31,477,053 shares of common stock outstanding as of July 15, 2022, as reported by the Issuer in its Definitive Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission on July 19, 2022.

CUSIP No. 14888D208
1.	Names of Reporting Persons Michael Torok
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,505,000
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,505,000
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,505,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.0%*
14.	Type of Reporting Person (See Instructions) IN

(*)	All percentages calculated in this Schedule 13D are based upon an aggregate 31,477,053 shares of common stock outstanding as of July 15, 2022, as reported by the Issuer in its Definitive Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission on July 19, 2022.

The following constitutes Amendment No. 2 (“Amendment No. 2”) to the Schedule 13D originally filed on June 21, 2022 (as amended by Amendment No. 1 filed on July 1, 2022, the “Schedule 13D”) with the Securities and Exchange Commission by JEC II Associates, LLC, a Delaware limited liability company (“JEC II”), The Heidi S. Shippell-Heiland 2008 Irrevocable Trust, a Delaware trust (the “Trust”), and Michael Torok (“Mr. Torok,” and, together with JEC II and the Trust, the “Reporting Persons”) with respect to the common stock, par value $0.001 per share (the “Common Stock”), of Catalyst Biosciences, Inc., a Delaware corporation (the “Issuer”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein. Other than as set forth below, the Schedule 13D is unmodified. Capitalized terms not defined herein have the meanings given to such terms in the Schedule 13D.

Item 4.  Purpose of the Transaction.

The information contained in Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:

On July 31, 2022, the Reporting Persons entered into an agreement (the “Agreement”) with the Issuer pursuant to which the Reporting Persons agreed to vote their shares of Common Stock in favor of the election of any director nominee nominated by the Issuer’s board of directors (the “Board”) at the Issuer’s 2022 annual meeting of stockholders; provided, however, that no such vote will be required if the Board makes any declaration or takes any action that is materially inconsistent with or contrary to the statements in the Issuer’s press release dated August 1, 2022 (a “Contrary Event”).

Also pursuant to the Agreement, the Reporting Persons have the right to appoint one individual as a non-voting observer of the Board (the “Board Observer”). The Board Observer will be entitled to attend all meetings of the Transaction Committee of the Board and any portion of Board meetings and meetings of any other Board committee in which a material corporate transaction, dividend or other distribution to Issuer stockholders, or certain matters related to JDS1, LCC are discussed. The Reporting Persons’ right to appoint a Board Observer will terminate on the earliest of (i) the date on which the Board has declared one or more dividends or otherwise distributed cash to holders of Common Stock with a value of $65,000,000 in the aggregate, (ii) a change in control of the Issuer, (iii) eighteen months from the effective date of the Agreement, (iv) the date at which the Reporting Persons no longer own any shares of Common Stock or (v) the date at which the Reporting Persons provide written notice to the Issuer of their voluntary termination of their right to appoint a Board Observer (such earliest date, the “Termination Date”). The Reporting Persons, the Board Observer, and their affiliates and representatives are subject to customary confidentiality restrictions relating to information disclosed to the Board Observer.

Pursuant to the Agreement, the Reporting Persons are subject to certain customary standstill restrictions, including not to (i) submit any stockholder proposal or any nomination or other business for consideration (other than as permitted by the Agreement), (ii) engage in any solicitation in opposition to the recommendation or proposal of the Board, (iii) or acquire more than 9.99% of the outstanding shares of Common Stock from the date of the Agreement. The standstill restrictions will apply until the earlier of (a) the one year anniversary of the Agreement, (b) a material breach by the Issuer of its obligations under the Agreement which is not cured within five business days after written notice from any Reporting Person, (c) the date of any Contrary Event or (d) the Termination Date.

The foregoing description of the Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Agreement, which is Exhibit 99.4 hereto and is incorporated herein by reference.

Item 5.  Interest in Securities of the Issuer.

The information contained in Item 5 of the Schedule 13D is hereby amended and restated as follows:

The aggregate percentage of the shares of Common Stock reported owned by each person named herein is based upon an aggregate 31,477,053 shares of Common Stock outstanding as of July 15, 2022, as reported by the Issuer in its Definitive Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission on July 19, 2022.

I.	JEC II

a.	As of the date hereof, JEC II beneficially owns 1,550,000 shares of Common Stock, which are owned directly.

Percentage of Common Stock: Approximately 4.9%

b.	1. Sole power to vote or direct vote: 1,550,000

2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,550,000
4. Shared power to dispose or direct the disposition: 0

II.	The Trust

a.	As of the date hereof, The Trust beneficially owns 250,000 shares of Common Stock, which are owned directly.

Percentage of Common Stock: Approximately 0.8%

b.	1. Sole power to vote or direct vote: 250,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 250,000
4. Shared power to dispose or direct the disposition: 0

III.	Mr. Torok

a.	As of the date hereof, Mr. Torok beneficially owns 2,505,000 shares of Common Stock, of which 705,000 shares are owned directly. As the Manager of JEC II and the Trustee of the Trust, Mr. Torok may be deemed to beneficially own the 1,550,000 shares owned by JEC II and 250,000 shares owned by the Trust, respectively.

Percentage of Common Stock: Approximately 8.0%

b.	1. Sole power to vote or direct vote: 2,505,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,505,000
4. Shared power to dispose or direct the disposition: 0

Each Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and such group may be deemed to beneficially own the 2,505,000 shares of Common Stock owned in the aggregate by all of the Reporting Persons. Each Reporting Person disclaims beneficial ownership of the shares of Common Stock that he or it does not directly own.

c.	No transactions were effected by the Reporting Persons with respect to the Common Stock since the filing of Amendment No. 1 to the Schedule 13D.

d.	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock.

e.	Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information contained in Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following information:

The information contained in Item 4 of this Amendment No. 2 is incorporated by reference into this Item 6.

Item 7.  Material to be Filed as Exhibits.

The information contained in Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following information:

99.3	Joint Filing Agreement, dated August 1, 2022.

99.4	Agreement, dated July 31, 2022 (incorporated herein by reference to Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 1, 2022 (File No. 000-51173)).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 1, 2022

JEC II Associates, LLC

By:	/s/ Michael Torok
Name:	Michael Torok
Title:	Manager

The Heidi S. Shippell-Heiland 2008 Irrevocable Trust

By:	/s/ Michael Torok
Name:	Michael Torok
Title:	Trustee

/s/ Michael Torok
Michael Torok